Filed pursuant to Rule 433 Issuer Free Writing Prospectus Dated August 9, 2021 Registration No. 333-230533 INVESTOR PRESENTATION AUGUST 2021

Disclaimers Forward-Looking Statements This Investor Presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Bridgewater Bancshares, Inc. (the “Company”). These statements are often, but not always, identified by words such as “may”, “might”, “should”, “could”, “predict”, “potential”, “believe”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would”, “annualized”, “target” and “outlook”, or the negative version of those words or other comparable words of a future or forward-looking nature. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the negative effects of the COVID-19 pandemic, including its effects on the economic environment, our clients and our operations, as well as any changes to federal, state or local government laws, regulations or orders in connection with the pandemic; loan concentrations in our portfolio; the overall health of the local and national real estate market; our ability to successfully manage credit risk; business and economic conditions generally and in the financial services industry, nationally and within our market area; our ability to maintain an adequate level of allowance for loan losses; new or revised accounting standards, including as a result of the future implementation of the Current Expected Credit Loss Standard; our high concentration of large loans to certain borrowers; our concentration of large deposits from certain clients; our ability to successfully manage liquidity risk; our dependence on non-core funding sources and our cost of funds; our ability to raise additional capital to implement our business plan, including our ability to complete a possible preferred stock offering on acceptable terms; our ability to implement our growth strategy and manage costs effectively; developments and uncertainty related to the future use and availability of some reference rates, such as the London Interbank Offered Rate, as well as other alternative reference rates; the composition of our senior leadership team and our ability to attract and retain key personnel; the occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents; interruptions involving our information technology and telecommunications systems or third-party servicers; competition in the financial services industry; the effectiveness of our risk management framework; the commencement and outcome of litigation and other legal proceedings and regulatory actions against us; the impact of recent and future legislative and regulatory changes; interest rate risk; fluctuations in the values of the securities held in our securities portfolio; the imposition of tariffs or other governmental policies impacting the value of products produced by our commercial borrowers; severe weather, natural disasters, wide spread disease or pandemics (including the COVID-19 pandemic), acts of war or terrorism or other adverse external events; potential impairment to the goodwill we recorded in connection with our past acquisition; changes to U.S. tax laws, regulations and guidance; and any other risks described in the “Risk Factors” sections of reports and other documents filed by the Company with the Securities and Exchange Commission. Any forward-looking statement made by us in this Investor Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Use of Non-GAAP financial measures In addition to the results presented in accordance with U.S. General Accepted Accounting Principles (“GAAP”), the Company routinely supplements its evaluation with an analysis of certain non-GAAP financial measures. The Company believes these non-GAAP financial measures, in addition to the related GAAP measures, provide meaningful information to investors to help them understand the Company’s operating performance and trends, and to facilitate comparisons with the performance of peers. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of non-GAAP disclosures to the comparable GAAP measures are provided in this Investor Presentation. 2

Disclaimers No Offer or Solicitation This Investor Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. Additional Information and Where to Find it The Company has filed a registration statement (including a prospectus) (File No. 333-230533) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this Investor Presentation relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the offering if you request it by contacting D.A. Davidson & Co. at 8 Third Street North, Great Falls, MT 59401; toll free at 1-800-332-5915 or by email at prospectusrequest@dadco.com or by contacting Performance Trust Capital Partners, LLC at 500 W. Madison Ave., Suite 450, Chicago, IL 60661, or by emailing kgustafson@performancetrust.com, or by calling (312) 521-1126. Certain information contained in this Investor Presentation relates to or is based on publications and other data obtained from third party sources. While the Company believes these third party sources to be reliable as of the date of this Investor Presentation, the Company has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources. Securities Not FDIC-Insured The securities referenced in this Investor Presentation are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. 3

Terms of the Proposed Offering • Bridgewater Bancshares, Inc. (NASDAQ: BWB) • Depositary shares (“Depositary Shares”), each representing a 1/100th interest in a share of the Company’s Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”) • BB+ / Stable Outlook (Kroll Bond Rating Agency) • $50 Million • 15% • SEC Registered • $25.00 per Depositary Share • Perpetual • The Preferred Stock may be redeemed at BWB’s option (i) in whole or in part, from time to time after five years or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event • Yes • General corporate purposes, including support for organic growth plans, support for bank level capital ratios and possible redemption or repurchase of currently outstanding indebtedness • BWBP / Nasdaq Capital Market 4 Book-Running Managers Planned Listing Use of Proceeds DRD / QDI Eligible Optional Redemption Term Liquidation Preference Offering Type Overallotment Option Offering Size Security Rating Security Issuer

The Finest Entrepreneurial Bank in the Twin Cities Name: Headquarters: Ticker: Assets: Loans: Deposits: Equity: Bridgewater Bancshares, Inc. St. Louis Park, MN NASDAQ: BWB $3.2 Billion $2.6 Billion $2.7 Billion $290.8 Million • • • • • Founded in 2005 by a group of banking industry veterans and local business leaders Publicly traded on NASDAQ since March 14, 2018 under the symbol “BWB” The Company operates through seven branches across the Twin Cities MSA Continuous profitability since the third month of operations Record of stability, growth and profitability through the Great Recession and recovery, and, more recently, through the COVID-19 pandemic Expertise in commercial real estate with a focus in multifamily lending Organizational focus on productivity and risk management Effective operating model, with an efficiency ratio consistently in the low 40% range • • • 5 Data as of June 30, 2021 Company Highlights Twin Cities MSA Franchise Footprint Company Overview

BRIDGEWATER I Our History 2008 June: Private offering raises $5.2 million 2011 October: Bridgewater Bank climbs to 25th largest bank in the state of Minnesota 2006 January: Bridgewater Bank reaches profitability in third month of operation December: Issued subordinated debt for $3.5 million November: Greenwood branch opens for business 2005 June: Initial offering raises $10 million in capital 2007 April: Bloomington office expansion increased to include loan production 2009 August: Private placement raises $1.6 million 2013 July: Assets surpass $500 million August: Private offering raises $8.0 million November: Bridgewater Bank opens for business in Bloomington, MN Minneapolis downtown branch opens for business 2015 January: St.Louis Park branch opens for business 2017 July: Bridgewater Bancshares, Inc. closes private placement of $25 million in subordinated debt 2019 May: Bloomington branch opens for business 2021 Assets surpass $3.0 billion July: Bridgewater Bancshares, Inc. closes private placement of $30 million In subordinated debt September: Private equity firm invests $15 million Assets surpass $2.0 billion December: Agreement signed to acquire First National Bank of the Lakes Assets surpass $1.5 billion 2016 April: Assets surpass $1.0 billion 2018 March: Bridgewater Bancshares, Inc. stock Is publicly traded on Nasdaq Stock Market 2020 June: Bridgewater Bancshares, Inc. closes private placement of $50 million in subordinated debt May: First National Bank of the Lakes open as Bridgewater Bank November: St. Paul branch opens for business Assets surpass $2.5 billion August: Corporate Headquarters Is completed In St. Louis Park June: Private equity firms invest $27.5 million 6 . '-...BANCSHARES, INC.

BRIDGEWATER BANCSHARES, INC.

Strategic Leadership Team

Jerry Baack — Chairman of the Board, Chief Executive Officer & President



As the principal founder of the Company and the Bank, Jerry was responsible for all aspects of the Bank's formation, including the initial capital raise, business plan, board and management team structure and recruitment, charter and regulatory approval. He currently serves as Chairman of the Board, Chief Executive Officer and President of the Company, positions he has held since the Bank was founded in 2005.

Lisa Salazar — Chief Deposit Officer



Lisa joined Bridgewater Bank in 2018. As Chief Deposit Officer, Lisa is responsible for driving accountability and results through initiatives that deliver revenue growth, market share, new business opportunities and market penetration. In addition to leading a talented team of deposit and business services professionals, she is responsible for driving the strategic direction of the Bank's product offering by maintaining awareness of industry trends.

Mary Jayne Crocker — Executive Vice President & Chief Operating Officer



Mary Jayne has been with the Bank since its origin and has served as Executive Vice President and COO since January 2014. Prior to her role as COO, she was the Bank's Senior Vice President of Communications, where she was instrumental in building awareness of the Bridgewater Bank brand, creating the branch network, introducing banking solutions and helping develop a strong positive culture. In her current role, Mary Jayne is responsible for directing the implementation of all strategic initiatives. Each day she ensures BWB delivers on its promise to be the finest entrepreneurial bank in the Twin Cities to clients, investors and BWB team members alike.

Nick Place — Chief Lending Officer



Nick joined Bridgewater Bank in 2007. As Chief Lending Officer, Nick oversees a talented team of lenders as well as an active portfolio of loans. In addition to his managerial responsibilities, he actively engages in loan origination, primarily focusing on real estate lending in the Minneapolis/St. Paul metro area. Nick has been instrumental in strategically developing specialty loan products in response to market demands.

Jeff Shellberg — Executive Vice President, Chief Credit Officer & Director



Jeff is a founder of the Company and founding director of the board. He has worked in the regulatory and commercial banking industry for over 30 years. As Executive Vice President and Chief Credit Officer, Jeff is responsible for all aspects of the Bank's credit policies and risk management systems. He currently chairs the loan and appraisal committees and plays an integral role in credit actions on the Bank's largest lending relationships.

Mark Hokanson — Chief Technology Officer



Mark joined Bridgewater Bank in 2019 as Chief Technology Officer. In his position, Mark is responsible for driving the Bank's technology strategy by developing innovative, robust, and secure solutions that generate efficiencies across the organization. By leading a dynamic team of IT professionals, Mr. Hokanson ensures the Bank's technology roadmap is aligned with business goals and growth objectives.

Joe Chybowski — Chief Financial Officer



Joe serves as Chief Financial Officer and has been with Bridgewater Bank since 2013. In his position, Joe directs and manages all financial-related activities for the Bank, including but not limited to accounting, regulatory reporting, liquidity management, investment strategies, insurance and capital development. Additionally, he chairs the Bank's Asset Liability Management and Investment committees.

Our greatest asset is our people

7

Attractive Twin Cities/Minnesota Market #1 Fortune 500 companies per capita (16)1 #1 State with highest average credit score (720)2 2021 Median Household Income ($)⁶ #5 State with educational achievement beyond high school (59% of age 25-64 population)4 #1 Best place for women entrepreneurs3 $86,382 2021 – 2026 Proj. Population Growth (%)⁶ #7 America’s top states for business5 Top 20 Most populated area in the U.S. with 4% projected population growth by 2026 4.00% 1 Source: Minnesota Department of Employment and Economic Development 2 Source: Experian – State of Credit, 2020 3 Source: Minneapolis-St. Paul Smart AssetTM, 2020 4 Source: Lumina Foundation, A Stronger Nation – National Report, 2019 5 Source: CNBC, 2019 6 Source: S&P Global Market Intelligence, Midwest includes ND, SD, NE, KS, MN, IA, MO, WI, IL, IN and OH 8 2.91% 1.08% Minneapolis MidwestUS High Growth MSA Business Focus $64,386$67,761 Minneapolis MidwestUS Educated Workforce Women Entrepreneurs Banking Industry Disruption Banking industry disruption caused by M&A activity leading to opportunities for client and talent acquisition Credit Worthy Population Large Corporate Presence

BRIDGEWATER BANCSHARES, INC.

Growing Market Share

Total Bank Deposits - Minneapolis-St.Paul-Bloomington, MN-WI MSA

Top 10 Institutions		2006 Total Deposits ($000)	Market Share
Wells Fargo & Co.	$	16,308,234	27.59%
U.S. Bancorp	$	15,535,660	26.28%
TCF Financial Corp.	$	3,686,508	6.24%
Marshall & lisley Corp.	$	1,729,917	2.93%
Bremer Financial Corp.	$	1,720,239	2.91%
Associated Banc-Corp	$	1,162,530	1.97%
Klein Financial Inc.	$	880,289	1.49%
Inter Savings Bank, fsb	$	558,660	0.94%
Excel Bank Corp.	$	505,614	0.86%
American Bancorp	$	457,414	0.77%
Total Deposits	**$**	**42,545,065**	**71.98%**
Total Bank Deposits	**$**	**59,119,026**	**197**
% of Twin Cities MSA Deposits		**71.98%**	

Top 10 Institutions		2020 Total Deposits ($000)	Market Share
U.S. Bancorp	$	83,341,943	38.23%
Wells Fargo & Co.	$	65,154,088	29.88%
TCF Financial Corp.	$	8,226,068	3.77%
Bank of Montreal	$	5,928,722	2.72%
Bremer Financial Corp.	$	5,801,429	2.66%
Ameriprise Bank, fsb	$	5,300,381	2.43%
Bank of America Corp.	$	4,634,383	2.13%
Old National Bancorp	$	3,585,042	1.64%
Bridgewater Bancshares, Inc.	$	2,289,454	1.05%
Associated Banc-Corp	$	2,277,702	1.04%
Total Deposits	**$**	**186,539,212**	**85.55%**
Total Bank Deposits	**$**	**218,026,091**	**144**
% of Twin Cities MSA Deposits		**85.55%**	

2006 → **2020**

Source: S&P Global Market Intelligence; deposit market share data as of June 30, 2020

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Business Line Highlights • • • • • Commercial Real Estate Lending Acquisition Lending Construction Lending Tax Credit Bridge Financing Long-term Multifamily Financing • • • • • Commercial & Business Lending Business Banking Business / Cash Management Services Personal Banking HELOCs 10 Business and Personal Banking Commercial Banking Bridgewater is committed to serving the diverse needs of commercial real estate investors, small business entrepreneurs and high net worth individuals

Differentiators 11 Bridgewater Bancshares, Inc. Commercial business expertise Multifamily niche Highly visible brand with extensive referral network Responsive support and simple solutions Experienced and non-hierarchical leadership Culture based on accountability Entrepreneurial Highly efficient team Business model culture credit consistent growth Strong credit structure Proactive risk management very low nonperforming assets Consistent earnings growth Capital levels reliably maintained Robust loan and deposit growth

2Q21 Earnings Highlights $0.38 1.43% 15.40% 42.0% • • Gross loan balances up $168.1 million, or 27.8% annualized from 1Q21 (up 41.2% ex. PPP) Deposit balances up $82.3 million, or 12.5% annualized from 1Q21 • • • Total revenue of $27.9 million, up 5.6% from 1Q21 Pre-provision net revenue1 (PPNR) of $15.9 million with a PPNR ROA1 of 2.07% Solid net interest margin of 3.52%, down 8 bps from 1Q21; core net interest margin1 (ex. PPP and loan fees) of 3.31%, down 3 bps from 1Q21 • • Annualized net charge-offs to average loans of 0.00% Provision of $1.6 million driven by continued strong loan growth, bringing allowance to total loans to 1.50% (ex. PPP), down from 1.59% in 1Q21 Nonperforming assets to total assets of 0.02%, down from 0.03% in 1Q21 • • • • Tangible common equity ratio1 of 9.10%, up 11 bps from 1Q21 $1.3 billion of on-and off-balance sheet liquidity Completed private placement of $30 million of 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031 on July 8, 2021 12 1 Represents a Non-GAAP financial measure. See Appendix for Non-GAAP reconciliation. Solid Capital and Liquidity Position Superb Asset Quality Strong Revenue Growth Robust Balance Sheet Growth Continues Diluted EPS Return on Average Assets Return on Average Common Equity Efficiency Ratio1

BRIDGEWATER BANCSHARES, INC.

Financial Highlights

		2019	2020	YTD 2Q21
Profitability	Net Income	$31.4 million	$27.2 million	$21.7 million
	Pre-Provision Net Revenue ("PPNR") [1]	$43.7 million	$54.7 million	$31.5 million
	ROAA	1.49%	1.04%	1.45%
	PPNR ROAA [1]	2.07%	2.09%	2.11%
	ROAE	13.5%	10.5%	15.6%
	Net Interest Margin (FTE)	3.59%	3.46%	3.56%
	Adjusted Efficiency Ratio [1]	43.3%	40.5%	41.1%
Balance Sheet	Total Assets	$2.3 billion	$2.9 billion	$3.2 billion
	Total Loans	$1.9 billion	$2.3 billion	$2.6 billion
	Total Deposits	$1.8 billion	$2.5 billion	$2.7 billion
	Loan / Deposit Ratio	105%	88% [2]	92% [2]
	Total Equity	$224.8 million	$265.4 million	$290.8 million
Capital Ratios	Tang. Common Equity / Tang. Assets [3]	10.65%	8.96%	9.10%
	Tier 1 Leverage Ratio	10.69%	9.28%	9.08%
	Tier 1 Common Capital Ratio	11.39%	10.35%	9.67%
	Tier 1 Risk-Based Capital Ratio	11.39%	10.35%	9.67%
	Total Risk-Based Capital Ratio	12.98%	14.58%	13.49%
Asset Quality	NPAs / Assets [4]	0.02%	0.03%	0.02%
	NPLs / Loans	0.02%	0.03%	0.03%
	LLR / Loans (excl. PPP Loans)	1.18%	1.59%	1.50%
	NCOs / Average Loans, Annualized	0.01%	0.02%	0.00%

[1] Represents a Non-GAAP financial measure to exclude the historic tax credit amortization, FHLB prepayment fees and gains on sales of securities; see Appendix for Non-GAAP reconciliation

[2] Excludes PPP loans

[3] Represents a Non-GAAP financial measure; see Appendix for Non-GAAP reconciliation

[4] Nonperforming assets include nonaccrual loans plus loans 90 days past due plus foreclosed assets

13

Strong Profitability and Revenue Generation 2.20% 2.11% 2.09% 2.07% $108,588 1.51% 1.49% 1.45% 1.04% $62,900 8 YTD 2Q21 2 YTD 2Q21 2 2018 2019 2020 2018 2019 2020 PPNR1 Net Income PPNR ROA1 ROA Net Interest Income Noninterest Income 1 Represents a Non-GAAP financial measure. See Appendix for Non-GAAP reconciliation 2 Annualized Dollars in thousands Note: CAGR calculated using 2017 and YTD 2Q21 annualized revenue 14 $54,694 $43,32 $43,735 $27,194 $39,137 $31,403 $26,920 $93,803 $5,222 $103,366 $77,958 $5,839 $87,964 $67,281 $3,826 $74,132 $64,738 Consistent Revenue Growth Strong PPNR

Growing Net Interest Income With a Stable Core Net Interest Margin • 23.2% YoY growth in net interest income 2Q21 net interest income includes the recognition of $1.4 million of PPP loan origination fees, which contributed 19 bps to net interest margin Estimated $3.4 million of PPP fees yet to be recognized Total interest earning asset yield declined 14 bps while total interest-bearing liability cost decreased 8 bps compared to 1Q21 Excess cash weighed 3 bps on NIM during the quarter Expect continued stabilization of core net interest margin 3.61% 3.60% 3.52% 3.38% 3.28% • 3.34% 3.31% 3.29% 3.22% 3.14% $26,288 $25,935 $24,841 • • • 2Q20 3Q20 4Q20 1Q21 2Q21 • Net Interest Income Net Interest Margin 1 Core Net Interest Margin 1,2 1 Amounts calculated on a tax-equivalent basis using statutory federal tax rate of 21% 2 Excludes loan fees and PPP loan balances, interest and fees; represents a Non-GAAP financial measure, see Appendix for Non-GAAP reconciliation Dollars in thousands 15 $21,342$21,679

Efficiency Ratio Among Lowest in Industry 49.0% 47.4% 46.5% 41.6% $45,387 $44,800 43.3% 41.7% 41.1% 40.5% 1.78% 1.75% 1.73% 2018 2019 2020 YTD 2Q21 2018 2019 Personnel Technology 2020 YTD 2Q21 3 Occupancy Other FHLB Advance Prepayment Fees Adjusted NIE / Avg. Assets2 Adjusted Efficiency Ratio2 Adjustment Factors / Avg. Assets2 Efficiency Ratio2 Amort. of tax credit investments 1 1Q21 median efficiency ratio for publicly-traded banks with total assets between $1 billion and $10 billion (Source: S&P Global Market Intelligence) 2 Represents a Non-GAAP financial measure. See Appendix for Non-GAAP reconciliation 3 Annualized Dollars in thousands 16 0.19% 0.16% 0.29% 1.50% 1.59% 1.59% 0.02% 1.48% 1.44% $36,932 $7,043 $516 $7,782 $738 $6,379 $3,204 $31,562 $3,225 $4,070 $6,903 $2,401 $3,293 $29,228 $3,258 $5,896 $1,643 $25,568 $3,085 $1,402 $22,076 $2,351 $18,620 Expenses expected to increase in-line with asset growth Industry median efficiency ratio of 58%1 Operating Expense Composition Adjusted Efficiency Ratio Consistently in the Low 40% Range

Strong Organic Balance Sheet Growth $2,594 $3,163 $2,927 $2,326 $1,974 2018 2019 2020 2Q21 2018 2019 2020 2Q21 Loans (ex. PPP) PPP $2,721 $2,502 $291 $265 $221 2018 2019 2020 2Q21 2018 2019 2020 2Q21 Dollars in millions Note: CAGRs calculated using December 31, 2017 and June 30, 2021 balances 17 $245 $1,823 $1,561 Total Equity Total Deposits $2,269 $2,495 $1,912 $2,188 $1,665 Gross Loans Total Assets

Historical Loan Composition • • Robust organic growth Well diversified portfolio among asset classes Multifamily focus and expertise Geographic concentration in Twin Cities MSA, with greater than 85% of loans in market $2,594 • • the Twin Cities market acquisition opportunities 2018 2019 2020 2Q21 Construction and Development Multifamily Non Owner-Occupied CRE PPP 1-4 Family Owner-Occupied CRE Commercial & Industrial Consumer & Other 18 Dollars in millions Note: CAGR calculated using December 31, 2017 and June 30, 2021 balances BWB Loan Growth Catalysts •Strong brand and service model in •M&A-related market disruption resulting in client and banker •PPP-related client acquisition opportunities •Expansion of talented lending teams $2,326 3.8% 12.4% $1,912 6.0% 29.2% 13.1% $1,665 14.5% 30.5% 15.7% 31.0% 3.4% 29.5% 30.5% 3.2% 26.9% 3.5% 26.9% 3.9% 24.5% 10.7% 12.7% 13.6% 13.6% 9.7% 12.6% 10.3% 7.3%

A Proven Loan Growth Engine • Despite payoffs and paydowns of $125 million and a net PPP balance reduction of $64 million in 2Q21, gross loan portfolio grew $168 million from 1Q21 Loan pipeline remains strong and diversified among various asset classes • Total Increase Decrease 19 Dollars in millions Down 43% compared to 1Q21 Up 22% compared to 1Q21

Well-Diversified Loan Portfolio Consumer & Other 0.3% PPP 3.8 Multifamily $125 CRE OO 3.4% C&I 12.4% C&D CRE NOO 29.2% CRE NOO $2.59 Billion C&I 1-4 Family 10.7% CRE OO C&D 9.7% Consumer & Other Multifamily 30.5% $(64) • • • 2Q21 loan growth across all commercial portfolios, led by multifamily and C&D Growth in multifamily due to segment expertise and lower portfolio risk characteristics C&D growth driven by build out of additional lending and credit expertise in the space over the past two years – focus on experienced developers with properties in quality locations 59% fixed rate, 23% adjustable rate and 18% variable rate Loan modifications of $34 million at June 30, 2021, or 1.4% of gross loans (ex. PPP) Expect near-term annualized loan growth (ex. PPP) in the high teen percent range • • • 20 Dollars in millions Loan Mix by Type $58 $38 $20 $8 $0 1-4 Family PPP $(17) 2Q21 Loan Growth by Type (vs. 1Q21)

Superb Asset Quality Despite COVID Impact $15,164 $775 $761 $461 $2,695 2018 2019 2020 2Q21 2018 2019 2020 2Q21 Classified Assets % of Bank Tier 1 Capital + ALLL NPAs % of Assets $37,591 $34,841 $435 $20,031 0.01% 2018 2019 2020 2Q21 0.00% 2018 (0.01)% 2Q21 2019 Net Charge-offs 2020 ALLL % of Gross Loans (ex. PPP) % of Gross Loans % of Average Loans (annualized) ¹ Nonaccrual loans, loans 90 days past due and foreclosed assets Dollars in thousands 21 $205 0.02% $(50) $46 1.50% 1.45% $22,526 1.59% 1.50% 1.18% 1.20% Net Charge-Offs Cumulative NCOs of $642K since 2017 Allowance for Loan Losses Current reserves at appropriate levels $581 0.03% 0.02% 0.03% 0.02% $4,184 4.54% $7,195 1.99% 1.82% 1.01% Nonperforming Assets1 Consistently low NPA levels Classified Assets 3Q20 increase due to two COVID-related relationships

Classified Assets Remain at Modest Levels 1-4 Family 1.2% Only 3 hotel relationships as of June 30, 2021, with 2 on Watch CRE Other 8.2% C&I 46.9% $57 Million CRE NOO Hotels 27.7% CRE N Retail 16.0% Consumer & Other 0.2% C&D 1.9% C&I 16.9% $7 Million Owner Occupied 12.0% CRE NOO Retail 50.2% 1-4 Family 18.8% 22 Data as of June 30, 2021 Dollars in thousands Classified List By Loan Type Classified List Characteristics Loan Balance Outstanding $7,195 % of Total Loans, Gross 0.3% Number of Loans 19 Average Loan Size $379 % of Bank Tier 1 Capital + ALLL 1.99% Majority of Watch and Classified loans are pandemic-related Watch List By Loan Type Watch List Characteristics Loan Balance Outstanding $56,696 % of Total Loans, Gross 2.2% Number of Loans 26 Average Loan Size $2,181

Historical Deposit Composition $2,721 • Continue to attract in-market lenders and deposit gatherers with loyal client bases from institutions disrupted by M&A Core deposits1 increased from 74% of total deposits in 2018 to 81% as of June 30, 2021 Will continue to opportunistically and efficiently supplement core deposits with low-cost brokered deposits • • 2018 2019 2020 2Q21 Noninterest-Bearing Transaction Savings & Money Market Brokered Interest-Bearing Transaction Time 1 Total deposits less brokered deposits and certificates of deposit greater than $250,000 Dollars in millions Note: CAGR calculated using December 31, 2017 and June 30, 2021 balances 23 $2,502 18.1% $1,82314.1% 12.9% 18.7%19.8%26.3% 20.4% 28.3% 14.6% 25.8% 14.5% 11.5% 26.9% 23.6%24.5% 16.4% $1,561 11.8% 28.0% 15.9% 27.9%

Deposit Repricing Opportunities $52,354 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 $ 13,093 16,679 13,551 27,043 10,681 14,630 10,911 11,238 6,382 12,435 10,848 10,505 3,836 4,883 2,643 1.53% 1.68% 1.21% 1.51% 1.37% 1.62% 1.34% 1.69% 1.27% 1.96% 1.58% 1.66% 1.41% 1.63% 1.78% 0.35% 0.41% 0.33% 0.53% 0.42% 0.44% 0.36% 0.56% 0.36% 0.50% 0.42% 0.50% 0.38% 0.63% 0.54% 2.41% 3.07% 2.49% 4.97% 1.96% 2.69% 2.01% 2.07% 1.17% 2.29% 1.99% 1.93% 0.71% 0.90% 0.49% Total $ 169,355 1.55% 0.45% 31.14% 3Q21 4Q21 1Q22 2Q22 3Q22 Retail Time Deposit Maturities Wholesale Time Deposit Maturities 1 Rate indicated assumes renewal into like term at market rates as of July 26, 2021 Dollars in thousands 24 $43,324 $29,178 $33,787 $10,158 $28,531 $13,888 $11,361 $33,166 $11,450 $23,176 $19,899 $17,081 $2,946 $8,415 Implied WeightedRepricing% of Total Maturity DatesBalanceAvg. YieldRate1Portfolio $169 million in time deposits maturing over the next five quarters at a blended cost of 1.55% Time Deposit Repricing Time Deposit Maturities

Liquidity • The Company’s liquidity position remains strong • Primary funding source is relationship driven core deposits • The Company has not historically paid dividends on its common stock $1,305 • As of June 30, 2021, the Holding Company had $27.2 million of cash and cash equivalents • Securities portfolio was completely unencumbered at June 30, 2021 F und ing S o ur c e B alan c e Cash Unpledged Securities FHLB Advances FRB Discount Window Unsecured Line of Credit Secured Line of Credit $ 83 403 508 95 191 25 2018 2019 2020 2Q21 To t a l $ 1 , 3 0 5 Off-Balance Sheet Liquidity as a % of Assets On-Balance Sheet Liquidity as a % of Assets As of June 30, 2021 Dollars in millions 25 A v a ila b le Sources of Liquidity $1,121 25.9% $750 19.8% $608 18.9% 16.5% 18.4% 15.4% 14.2% 14.3% On & Off-Balance Sheet Liquidity as % of Assets

Investment Securities Portfolio Highlights Treasury 0.3% SBA 9.0% CA 20.8% A S 9. % Other 23.6% Muni 31.3% TX 3.1% $392 Million $119 Million Corporate 19.1% VA 3.2% MN 20.8% ND 3.5% MI 7.5% MBS 30.9% PA 3.5% IN 4.2% NY 4.7% IL 5.1% U.S. Treasury Securities SBA Securities MBS Municipal Bonds Corporate Securities1 ABS $ 1,009 36,302 125,053 118,599 74,002 36,619 $ 1,010 36,146 124,842 126,015 76,763 38,010 $ 1 (156) (211) 7,416 2,761 1,391 0.11 1.72 0.76 3.67 5.10 3.69 1.2 12.1 25.4 11.4 7.7 26.2 1.0 0.4 3.7 6.8 3.1 0.8 To t a l $ 3 9 1 , 5 8 4 $ 4 0 2 , 7 8 6 $ 1 1 , 2 0 2 2 . 8 6 1 6 . 5 4 . 0 1 Corporate securities comprised of financial institution senior and subordinated debentures Note: Loan pies based on book values; financial data as of June 30, 2021 26 Unreal.Tax Book Market Gain / Equiv. Average Average Value Value (Loss) Yield Maturity Duration ($000) ($000) ($000) (%) (years) (years) Portfolio Detail Municipal Bond Geography Portfolio Distribution

Consolidated Capital Ratios 11.23% 11.03% 10.65% 10.69% 2018 2019 2020 2Q21 2018 2019 2020 2Q21 14.55% 14.58% 13.49% 12.07% 11.39% 10.35% 9.67% 2018 2019 2020 2Q21 2018 2019 2020 2Q21 27 1 Represents a Non-GAAP financial measure; see Appendix for Non-GAAP reconciliation Completed private placement of $30 million of 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031 on July 8, 2021 12.98% Total Risk-Based Capital Ratio Tier 1 Risk-Based Capital Ratio 9.28%9.08% 8.96%9.10% Tier 1 Leverage Ratio Tangible Common Equity / Tangible Assets¹

Pro Forma Capital Ratios

BRIDGEWATER BANCSHARES, INC.

		Pro Forma Adjustments as of June 30, 2021		
		Completed Offering (7/8/2021)	Proposed Offering	Potential Use of Proceeds
	As Reported 6/30/2021	Pro Forma for $30M Sub Debt [1]	Pro Forma for $30M Sub Debt + $50M Preferred [2]	Pro Forma for $30M Sub Debt + $50M Preferred Redeem $25M Sub Debt [3]
Cash & Securities	$503,183	$532,583	$580,758	$555,896
Net Loans	2,545,145	2,545,145	2,545,145	2,545,145
Intangible Assets	3,200	3,200	3,200	3,200
Other Assets	111,084	111,084	111,084	111,084
Total Assets	$3,162,612	$3,192,012	$3,240,187	$3,215,325
Deposits	$2,720,906	$2,720,906	$2,720,906	$2,720,906
Borrowings	57,500	57,500	57,500	57,500
Subordinated Debt, Net	73,913	103,313	103,313	78,451
Other Liabilities	19,463	19,463	19,463	19,463
Total Liabilities	$2,871,782	$2,901,182	$2,901,182	$2,876,320
Preferred Equity	-	-	48,175	48,175
Common Equity	290,830	290,830	290,830	290,830
Total Equity	$290,830	$290,830	$339,005	$339,005
Total Liabilities & Equity	$3,162,612	$3,192,012	$3,240,187	$3,215,325
Consolidated Capital Ratios				
TCE / TA [4]	9.10%	9.02%	8.89%	8.95%
Tier 1 Leverage Ratio	9.08%	9.00%	10.39%	10.47%
CET1 Ratio	9.67%	9.65%	9.62%	9.62%
Tier 1 RBC Ratio	9.67%	9.65%	11.28%	11.29%
Total Risk Based Capital Raito	13.49%	14.48%	16.09%	15.24%
CRE / Bank Risk-Based Capital	532%	491%	437%	464%
C&D / Bank Risk Based Capital	70%	65%	58%	61%

[1] $30 million subordinated debt private placement, completed on 7/8/2021, with a 1.50% placement fee and assumed $150 thousand of fixed offering costs

[2] Assumes a $50 million offering of preferred stock (or depositary shares representing a fractional ownership interest in preferred stock) with a 3.15% underwriting spread and $250 thousand of fixed offering costs, the net proceeds to the Company from the proposed offering are assumed to be $48.2 million

[3] Assumes $25 million subordinated notes due 2027 are redeemed (note: notes become redeemable July 2022; impact of redeeming debt shown for illustrative purposes)

[4] Represents a Non-GAAP financial measure; see Appendix for Non-GAAP reconciliation

Note: Dollars in thousands; assumes that the offering proceeds are invested in 20% risk weighted assets; assumes 100% of net proceeds downstreamed to bank level capital

28

BRIDGEWATER BANCSHARES, INC.

Double Leverage and Debt Service Coverage

Historic and Pro Forma Double Leverage	As Reported			Completed Offering (7/8/2021)	Proposed Offering	Potential Use of Proceeds
				Pro Forma Q2 2021 [1]		
	2019	2020	Q2 2021	$30M Sub Debt	$30M Sub Debt + $50M Preferred	$30M Sub Debt + $50M Preferred Call $25M Sub Debt
Equity Investment in Subsidiaries	253,456	311,329	338,876	368,276	416,451	391,589
Consolidated Equity	244,794	265,405	290,830	290,830	339,005	339,005
Double Leverage Ratio	103.5%	117.3%	116.5%	126.6%	122.8%	115.5%

Historic and Pro Forma Debt Service Charge	As Reported			Completed Offering (7/8/2021)	Proposed Offering	Potential Use of Proceeds
				Pro Forma Q2 2021 YTD [1]		
	2019	2020	2021 YTD	$30M Sub Debt	$30M Sub Debt + $50M Preferred	$30M Sub Debt + $50M Preferred Call $25M Sub Debt
Total Deposit Interest	23,996	19,813	7,184	7,184	7,184	7,184
Sub Debt Interest - $25M (Issued 2017)	1,556	1,572	774	774	774	-
Sub Debt Interest - $50M (Issued 2020)	-	1,537	1,423	1,423	1,423	1,423
Sub Debt Interest - $30M (Issued 2021) [2]	-	-	-	548	548	548
Other Borrowing Interest	4,094	3,940	523	523	523	523
Total Interest Expense	29,646	26,862	9,904	10,452	10,452	9,678
Preferred Dividend (Pre-Tax) - $50M (Proposed Offering) [3]	-	-	-	-	1,899	1,899
Total Pre-Tax Debt Service	29,646	26,862	9,904	10,452	12,350	11,576
Pre-Tax Income, GAAP	38,326	35,666	29,194	28,647	26,748	27,522
Debt Service Coverage (Including Deposit Expense)	2.3x	2.3x	3.9x	3.7x	3.6x	3.8x
Debt Service Coverage (Excluding Deposit Expense)	7.8x	6.1x	11.7x	9.8x	9.2x	12.0x
Pre-Tax Income, Adjusted [4]	38,326	42,709	29,194	28,647	26,748	27,522
Interest Coverage (Including Deposit Expense)	2.3x	2.6x	3.9x	3.7x	3.6x	3.8x
Interest Coverage (Excluding Deposit Expense)	7.8x	7.1x	11.7x	9.8x	9.2x	12.0x

[1] For illustrative purposes assumes 100% of net proceeds from capital offerings are downstreamed to bank level equity (except scenario with redemption of $25M sub debt notes)
[2] Subordinated debt coupon of 3.25% from private placement completed on 7/8/2021; includes amortization of illustrative offering costs
[3] Illustrative preferred dividend of 6.00%; grossed up to a pre-tax basis at an assumed 21% tax rate in order to calculate pre-tax debt service coverage ratios
[4] Pre-tax income for 2020 adjusted to account for non-recurring expenses of $7.0 million; pro forma pre-tax income adjusted for sub debt coupon and illustrative pre-tax basis preferred stock dividend in order to calculate pre-tax debt service coverage ratios
Note: Dollars in thousands

29

Investor Highlights Pre-eminent real estate bank in the Twin Cities market with a focus on multifamily lending Operational strategy focused on generating consistently profitable organic growth 1 2 Superior profitability driven by a highly efficient business model Very experienced and deep group of managers and business producers Primary operations in the growing Twin Cities market, with ample opportunities from bank M&A disruption Proactive risk management approach resulting in continued strong asset quality, despite the pandemic An unconventional culture that is attracting and retaining top talent 3 4 5 6 7 Core Values 30 Accuracy Growth Dedicated Responsive Unconventional

APPENDIX BRIDGEWATER BANCSHARES, INC.

Investor Real Estate Secured – CRE Nonowner Occupied (NOO) Restaurant 3.5% Hotels 2.6% Other 10.5% Office 28.2% Nursing/Assisted Living 9.7% $758 Million Industrial 24.6% Retail 20.9% 77% 32 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 345 $725,077 Watch 9 29,409 Classified 3 3,615 Total 357 $758,101 By Property Type Portfolio Characteristics – CRE NOO Loan Balance Outstanding $758,101 % of Total Loans, Gross 29.2% Number of Loans 357 Average Loan Size $2,124 Loan-to-Value (Weighted Average) 60.1% 5 Year Net Charge-Offs (%) 0.01%

Investor Real Estate Secured – CRE NOO Office 200k+ Sq Ft, 16.3% 0-50k Sq Ft, 43.8% $214 Million 125k - 200k Sq Ft, 19.8% - 125k Sq Ft, 20.1% 33 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 98 $213,713 Watch - - Classified - - Total 98 $213,713 By Property Square Footage Portfolio Characteristics – CRE NOO Office Loan Balance Outstanding $213,713 % of Total Loans, Gross 8.2% Number of Loans 98 Average Loan Size $2,181 Loan-to-Value (Weighted Average) 62.0%

Investor Real Estate Secured – CRE NOO Retail 125k+ Sq Ft, 7.9% 75k - 125k Sq F , 14.1% $158 Million 0-25k Sq Ft, 46.6% 25k - 75k Sq Ft, 31.4% 34 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 94 $145,653 Watch 4 9,062 Classified 3 3,615 Total 101 $158,330 By Property Square Footage Portfolio Characteristics – CRE NOO Retail Loan Balance Outstanding $158,330 % of Total Loans, Gross 6.1% Number of Loans 101 Average Loan Size $1,568 Loan-to-Value (Weighted Average) 60.3%

Investor Real Estate Secured – CRE NOO Industrial 0-50k Sq Ft, 23.1% $187 Million 125k+ Sq Ft, 41.6% 50k - 125k Sq Ft, 35.3% 35 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 76 $186,605 Watch - - Classified - - Total 76 $186,605 By Property Square Footage Portfolio Characteristics – CRE NOO Industrial Loan Balance Outstanding $186,605 % of Total Loans, Gross 7.2% Number of Loans 76 Average Loan Size $2,455 Loan-to-Value (Weighted Average) 57.43%

Investor Real Estate Secured – CRE NOO Hotels MN 18.4% $19 Million Twin Cities MSA 81.6% 1 Based on state of primary real property collateral if available, otherwise borrower address is used Dollars in thousands 36 Risk Rating Number of Loans 2Q21 Total Pass 2 $3,659 Watch 3 15,707 Classified - - Total 5 $19,366 By Geography1 Portfolio Characteristics – CRE NOO Hotels Loan Balance Outstanding $19,366 % of Total Loans, Gross 0.7% Number of Loans 5 Average Loan Size $3,873 Loan-to-Value (Weighted Average) 70.5%

Investor Real Estate Secured – CRE NOO Restaurants Coffee Shops & Bakeries 10.7% Tap Rooms .9% $26 Million Full-Service 51.5% Quick-Service 28.9% 96% 37 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 19 $26,385 Watch - - Classified - - Total 19 $26,385 By Restaurant Type Portfolio Characteristics – CRE NOO Restaurants Loan Balance Outstanding $26,385 % of Total Loans, Gross 1.0% Number of Loans 19 Average Loan Size $1,389 Loan-to-Value (Weighted Average) 62.1%

Investor Real Multifamily Estate Secured – 5-19 Units 100+ Units 31.9% $790 Million 20-49 Units 26.9% 50-99 Units 26.0% 38 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 334 $790,275 Watch - - Classified - - Total 334 $790,275 By Unit Type Portfolio Characteristics – Multifamily Loan Balance Outstanding $790,275 % of Total Loans, Gross 30.5% Number of Loans 334 Average Loan Size $2,366 Loan-to-Value (Weighted Average) 63.6% 5 Year Net Charge-Offs (%) 0.00%

Investor Real Estate Secured – Construction and Development Land 18.5% Residential 25.7% $252 Million CRE Other 11.5% Multifamily 44.3% Other States 3.3% MN 0.5% Undeveloped Land, 11.2% Finished Lots, 29.3% $252 Million $46 Million Developed Land, 59.4% Twin Cities MSA 96.2% 1 Based on state of primary real property collateral if available, otherwise borrower address is used Dollars in thousands 39 By Geography1 Land Portfolio Composition By Property Type Portfolio Characteristics – C&D Loan Balance Outstanding $251,573 % of Total Loans, Gross 9.7% % Utilization of Commitments 36.5% Number of Loans 317 Average Loan Size $794 Loan-to-Value (Weighted Average) 63.2% 5 Year Net Charge-Offs (%) 0.00%

Real Estate Secured – CRE Owner Occupied Restaurant 3.3% Other 11.9% O ce 30.1% $88 Million Industrial 43.2% Reta l 11.5% 40 Dollars in thousands Risk Rating Number of Loans 2Q21 Total Pass 140 $86,642 Watch - - Classified 4 865 Total 144 $87,507 By Property Type Portfolio Characteristics – CRE OO Loan Balance Outstanding $87,507 % of Total Loans, Gross 3.4% Number of Loans 144 Average Loan Size $608 Loan-to-Value (Weighted Average) 58.1% 5 Year Net Charge-Offs (%) (0.01)%

Commercial and Industrial Accomodation & Food Services, 4.2% Wholesale/Retail Trade, 5.9% Professional Services, 7.0% Real Estate and Rental and Leasing, 35.9% $321 Million 9.0% Finance & Insurance, 9.9% Construction, 12.4% Manufacturing, 15.8% 1 Distribution by North American Industry Classification System (NAICS). Any industries included in Other category are individually < 3% of total portfolio Dollars in thousands 41 Risk Rating Number of Loans 6/30/21 Total Pass 717 $293,690 Watch 14 26,571 Classified 6 1,213 Total 737 $321,474 By Industry1 Portfolio Characteristics – C&I Loan Balance Outstanding $321,474 % of Total Loans, Gross 12.4% Number of Loans 737 Average Loan Size $436 Number of Relationships 472 5 Year Net Charge-Offs (%) 0.03%

PPP Loans New Client 42.3% Client Existing Client 57.7% 42 Dollars in thousands PPP Outstanding Summary As of and for the Three Months Ended 6/30/2021 Program Lifetime # of Loans Principal Balance Net Fees Earned Unrecognized Fees Net Fees Generated Net Fees Earned Round 1 225 $ 27,184 $ 971 $376 $ 5,706 $ 5,330 Round 2 606 71,888 430 3,046 3,544 498 Total 831 $ 99,072 $1,401 $ 3,422 $ 9,250 $ 5,828 New vs. Existing PPP Origination Summary as of 6/30/2021 Number of Loans Principal Balance Origination Fees Round 1 1,200 $181,600 $5,706 Round 2 651 78,386 3,544 Total 1,851 $259,986 $9,250

Net Interest Drivers 3.13% 4.89% 4.85% 4.73% 4.74% 2.55% 4.56% 4.76% 4.69% 4.59% $391 4.50% 4.37% $2,534 $2,390 $2,301 $2,207 $2,152 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 Loan Yield (ex. Loan Fees and PPP)2 Average Investments Investment Yield Average Loans Loan Yield 1.17% 1.38% 1.12% 0.92% 1.21% 0.77% 0.70% 0.96% $2,771 0.81% $2,650 0.74% $2,530 $2,427 $2,342 $1,898 $237 $1,836 $1,687 $1,597 $1,502 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 Average Interest-Bearing Deposits Cost of Interest-Bearing Deposits Average Interest-Bearing Deposits Average Borrowings Average Noninterest-Bearing Deposits Cost of Liability Funding 43 1 Excludes loan fees and PPP 2 Represents a Non-GAAP financial measure. See Appendix for Non-GAAP reconciliation Dollars in millions $676 $732 $215 $654 $615 $603 $1,898 $1,836 $1,688 $1,597 $1,502 Spot Rate 0.59% Spot Rate 0.58% Lower Overall Funding Costs Improving Deposit Mix Resulting in Lower Deposit Costs 2.68%2.70%2.76% $383 $339$371 Spot Rate 2.66% $295 Spot Rate 4.25%1 Market-Related Loan Yield Pressure as Balances Grow Deploying Excess Liquidity into Investments

Interest Rate Sensitivity • The following table summarizes the potential changes to the Company’s net interest income using a base case scenario given an immediate change in interest rates as the specified levels based on forecasted assumptions of prepayment speeds, nominal interest rates and loan and deposit repricing rates Estimates are based on current economic conditions, historical interest rate cycles and other factors deemed to be relevant • + 300bps 3.69% + 100bps 0.52% 44 Note: Data as of June 30, 2021 - 100bps(2.75%) + 200bps1.98% + 400bps5.30% Net Interest Income Impact Interest Rate ScenarioYear 1

BRIDGEWATER BANCSHARES, INC. | Reconciliation of Annual Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of these non-GAAP financial measures are provided below. The Company believes these non-GAAP financial measures provide useful information to both management and investors to analyze and evaluate the Company's financial performance. Because not all companies use the same calculations for these measures, the information in this presentation may not be comparable to other similarly titled measures as calculated by other companies.

	As of and for the year ended December 31 for year end data,					
Efficiency Ratio	2018	2018*	2019	2019*	2020	2020*
Noninterest Expense	$ 31,562	$ 31,562	$ 36,932	$ 36,932	$ 45,387	$ 45,387
Less: Amortization of Tax Credit Investments	-	(3,293)	-	(3,225)	-	(738)
Less: FHLB Advances Prepayment Fee	-	-	-	-	-	(7,043)
Less: Amortization Intangible Assets	(191)	(191)	(191)	(191)	(191)	(191)
Adjusted Noninterest Expense	$ 31,371	$ 28,078	$ 36,741	$ 33,516	$ 45,196	$ 37,415
Net Interest Income	$ 64,738	$ 64,738	$ 74,132	$ 74,132	$ 87,964	$ 87,964
Noninterest Income	2,543	2,543	3,826	3,826	5,839	5,839
Less: (Gain) Loss on Sales of Securities	125	125	(516)	(516)	(1,503)	(1,503)
Adjusted Operating Revenue	$ 67,406	$ 67,406	$ 77,442	$ 77,442	$ 92,300	$ 92,300
Efficiency Ratio	46.5%	41.7%	47.4%	43.3%	49.0%	40.5%

	As of and for the year ended December 31 for year end data,		
Tangible Common Equity & Tangible Common Equity/Tangible Assets	2018	2019	2020
Common Equity	$ 220,998	$ 244,794	$ 265,405
Less: Intangible Assets	(3,678)	(3,487)	(3,296)
Tangible Common Equity	$ 217,320	$ 241,307	$ 262,109
Total Assets	$ 1,973,741	$ 2,268,830	$ 2,927,345
Less: Intangible Assets	(3,678)	(3,487)	(3,296)
Tangible Assets	$ 1,970,063	$ 2,265,343	$ 2,924,049
Tangible Common Equity/Tangible Assets	11.03%	10.65%	8.96%
Tangible Book Value Per Share	**2018**	**2019**	**2020**
Book Value Per Common Share	$ 7.34	$ 8.45	$ 9.43
Less: Effects of Intangible Assets	(0.12)	(0.12)	(0.12)
Tangible Book Value Per Common Share	$ 7.22	$ 8.33	$ 9.31
Total Common Shares	30,097,274	28,973,572	28,143,493

* Efficiency Ratio is adjusted to exclude the historic tax credit amortization and FHLB prepayment fees.
Dollars in thousands

45

BRIDGEWATER BANCSHARES, INC.

Reconciliation of Quarterly Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of these non-GAAP financial measures are provided below. The Company believes these non-GAAP financial measures provide useful information to both management and investors to analyze and evaluate the Company's financial performance. Because not all companies use the same calculations for these measures, the information in this presentation may not be comparable to other similarly titled measures as calculated by other companies.

Efficiency Ratio	As of and for the quarter ended, June 30, 2020	June 30, 2020*	September 30, 2020	September 30, 2020*	December 31, 2020	December 31, 2020*	March 31, 2021	March 31, 2021*	June 30, 2021	June 30, 2021*
Noninterest Expense	$ 10,711	$ 10,711	$ 9,672	$ 9,672	$ 15,258	$ 15,258	$ 10,923	$ 10,923	$ 11,477	$ 11,477
Less: Amortization of Tax Credit Investments	-	(362)	-	(145)	-	(146)	-	(118)	-	(140)
Less: FHLB Advances Prepayment Fee	-	(1,430)	-	-	-	(5,613)	-	-	-	-
Less: Amortization Intangible Assets	(47)	(47)	(48)	(48)	(48)	(48)	(48)	(48)	(47)	(47)
Adjusted Noninterest Expense	$ 10,664	$ 8,872	$ 9,624	$ 9,479	$ 15,210	$ 9,451	$ 10,875	$ 10,757	$ 11,430	$ 11,290
Net Interest Income	$ 21,342	$ 21,342	$ 21,679	$ 21,679	$ 24,841	$ 24,841	$ 25,395	$ 25,395	$ 26,288	$ 26,288
Noninterest Income	1,977	1,977	1,157	1,157	986	986	1,008	1,008	1,603	1,603
Less: Gain on Sales of Securities	(1,361)	(1,361)	(109)	(109)	(30)	(30)	-	-	(702)	(702)
Adjusted Operating Revenue	$ 21,958	$ 21,958	$ 22,727	$ 22,727	$ 25,797	$ 25,797	$ 26,403	$ 26,403	$ 27,189	$ 27,189
Efficiency Ratio	48.6%	40.4%	42.3%	41.7%	59.0%	36.6%	41.2%	40.7%	42.0%	41.5%

Tangible Common Equity & Tangible Common Equity/Tangible Assets	As of and for the quarter ended, June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Common Equity	$ 257,190	$ 265,432	$ 265,405	$ 279,171	$ 290,830
Less: Intangible Assets	(3,391)	(3,344)	(3,296)	(3,248)	(3,200)
Tangible Common Equity	$ 253,799	$ 262,088	$ 262,109	$ 275,923	$ 287,630
Total Assets	$ 2,754,463	$ 2,774,564	$ 2,927,345	$ 3,072,359	$ 3,162,612
Less: Intangible Assets	(3,391)	(3,344)	(3,296)	(3,248)	(3,200)
Tangible Assets	$ 2,751,072	$ 2,771,220	$ 2,924,049	$ 3,069,111	$ 3,159,412
Tangible Common Equity/Tangible Assets	9.23%	9.46%	8.96%	8.99%	9.10%

Tangible Book Value Per Share	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Book Value Per Common Share	$ 8.92	$ 9.25	$ 9.43	$ 9.92	$ 10.33
Less: Effects of Intangible Assets	(0.12)	(0.12)	(0.12)	(0.12)	(0.11)
Tangible Book Value Per Common Share	$ 8.80	$ 9.13	$ 9.31	$ 9.80	$ 10.22
Total Common Shares	28,837,560	28,710,775	28,143,493	28,132,929	28,162,777

* Efficiency Ratio is adjusted to exclude the historic tax credit amortization and FHLB prepayment fees.
Dollars in thousands

46

BRIDGEWATER BANCSHARES, INC. | Reconciliation of Quarterly Non-GAAP Financial Measures – PPNR

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of these non-GAAP financial measures are provided below. The Company believes these non-GAAP financial measures provide useful information to both management and investors to analyze and evaluate the Company's financial performance. Because not all companies use the same calculations for these measures, the information in this presentation may not be comparable to other similarly titled measures as calculated by other companies.

	Year ended December 31,			Quarter Ended June 30, 2021	
Pre-Provision Net Revenue	2018	2019	2020	Quarter	Annualized
Noninterest Income	$ 2,543	$ 3,826	$ 5,839	$ 1,603	$ 3,206
Less: Gain on sales on Securities	125	(516)	(1,503)	(702)	(1,404)
Total Operating Noninterest Income	2,668	3,310	4,336	901	1,802
Plus: Net Interest Income	64,738	74,132	87,964	26,288	52,576
Net Operating Revenue	67,406	77,442	92,300	27,189	54,378
Noninterest Expense	31,562	36,932	45,387	11,477	22,954
Less: Amortization of Tax Credit Investments	(3,293)	(3,225)	(738)	(140)	(280)
Less: FHLB Advances Prepayment Fees	-	-	(7,043)	-	-
Total Operating Noninterest Expense	28,269	33,707	37,606	11,337	22,674
Pre-Provision Net Revenue	$ 39,137	$ 43,735	$ 54,694	$ 15,852	$ 31,704
Plus:					
Non-Operating Revenue Adjustments	(125)	516	1,503	702	1,404
Less:					
Provision for Loan Losses	3,575	200	12,750	1,600	3,200
Non-Operating Expense Adjustments	3,293	3,225	7,781	140	280
Provision for Income Taxes	5,224	6,923	8,472	3,821	7,642
Net Income	$ 26,920	$ 31,403	$ 27,194	$ 10,993	$ 21,986
Average Assets	$ 1,777,592	$ 2,114,211	$ 2,617,579	$ 3,076,712	$ 3,076,712
Pre-Provision Net Revenue Return on Average Assets	2.20%	2.07%	2.09%	2.07%	2.07%

Dollars in thousands

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Reconciliation of Quarterly Non-GAAP Financial Measures – Core NIM

BRIDGEWATER BANCSHARES, INC.

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of these non-GAAP financial measures are provided below. The Company believes these non-GAAP financial measures provide useful information to both management and investors to analyze and evaluate the Company's financial performance. Because not all companies use the same calculations for these measures, the information in this presentation may not be comparable to other similarly titled measures as calculated by other companies.

	As of and for the quarter end,				
Pre-Provision Net Revenue	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Net Interest Income (Tax-Equivalent Basis)	$ 21,581	$ 21,898	$ 25,051	$ 25,609	$ 26,495
Less: Loan Fees	(1,264)	(1,198)	(1,514)	(1,202)	(1,023)
Less: PPP Interest and Fees	(873)	(1,173)	(2,097)	(1,864)	(1,767)
Core Net Interest Margin	$ 19,444	$ 19,527	$ 21,440	$ 22,543	$ 23,705
Average Interest Earning Assets	$ 2,567,292	$ 2,655,882	$ 2,759,543	$ 2,883,084	$ 3,019,437
Less: Avergage PPP Loans	(139,235)	(181,397)	(165,099)	(148,881)	(149,312)
Core Average Interest Earning Assets	$ 2,428,057	$ 2,474,485	$ 2,594,444	$ 2,734,203	$ 2,870,125
Core Net Interest Margin	3.22%	3.14%	3.29%	3.34%	3.31%
Loan Interest Income (Tax-Equivalent Basis)	$ 25,943	$ 26,254	$ 28,265	$ 27,938	$ 28,778
Less: Loan Fees	(1,264)	(1,198)	(1,514)	(1,202)	(1,023)
Less: PPP Interest and Fees	(873)	(1,173)	(2,097)	(1,864)	(1,767)
Core Loan Interest Income	$ 23,806	$ 23,883	$ 24,654	$ 24,872	$ 25,988
Average Loans	$ 2,152,398	$ 2,206,807	$ 2,301,328	$ 2,389,919	$ 2,534,071
Less: Average PPP Loans	(139,235)	(181,397)	(165,099)	(148,881)	(149,312)
Core Average Loans	$ 2,013,163	$ 2,025,410	$ 2,136,229	$ 2,241,038	$ 2,384,759
Core Loan Yield	4.76%	4.69%	4.59%	4.50%	4.37%

Dollars in thousands

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THANK YOU BRlDGEWATER BANCSHARES, [NC.